Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bamboo Ecologic Corporation
9030 58th Drive East, Suite 102
Bradenton, FL 34202
www.rizomebamboo.com

Up to $3,931,700.78 in Common Stock at $0.38
Minimum Target Amount: $9,999.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bamboo Ecologic Corporation
Address: 9030 58th Drive East, Suite 102, Bradenton, FL 34202
State of Incorporation: NV
Date Incorporated: January 09, 2013

Terms:

Equity

Offering Minimum: $9,999.70 | 26,315 shares of Common Stock
Offering Maximum: $3,931,700.78 | 10,346,581 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.38
Minimum Investment Amount (per investor): $249.66

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

First 7 Days - 15% Bonus Shares

First Two Weeks - 10% Bonus Shares

First Three Weeks - 5% Bonus Shares

Volume

An investment in RIZOME could offset your carbon footprint for an entire lifetime. For every investment of $250 or more, we donate hyper-efficient carbon sequestering bamboo clumps to our indigenous partners, creating a win-win-win for you, them, and the only planet we have. Join us!

$250+, we'll donate 10 bamboo clumps to our indigenous partners and offset your carbon footprint for three (3) months! You can think of this as saving a half acre of forest!

$500+, we'll donate 20 bamboo clumps to our indigenous partners and offset your carbon footprint for six (6) months! You can think of this as saving a full acre of forest!

$1,000+, we'll donate 40 bamboo clumps to our indigenous partners and offset your carbon footprint for one (1) year! You can think of this as saving two (2) acres of forest!

$7,500+, we'll donate 300 bamboo clumps to our indigenous partners and offset your carbon footprint for seven and a half (7.5) years! You can think of this as saving 15-40 acres of forest!

$20,000+, we'll donate 800 bamboo clumps to our indigenous partners and offset your carbon footprint for twenty (20) years! You can think of this as saving 40-130 acres of forest!

$65,000+, we'll donate 2,600 bamboo clumps to our indigenous partners and offset your carbon footprint for sixty five (65) years! You can think of this as saving 130-200 acres of forest!

$100,000+, we'll donate 4,000 bamboo clumps to our indigenous partners and offset your carbon footprint for one hundred (100) years! You can think of this as saving over 200 acres of forest!

In addition:

For an investment between $7,500 and $19,999, receive 5% bonus shares.

For an investment between $20,000 and $64,999, receive 8% bonus shares.

For an investment between $65,000 and $99,999, receive 10% bonus shares.

For an investment of $100,000 or more, receive 15% bonus shares.

**All perks occur when offering is complete.*

<u>**The 10% StartEngine OWNer's Bonus**</u>

Bamboo Ecologic Corp. will offer 10% additional bonus shares for all investments that

are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.36 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $36. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Bamboo Ecologic Corp. (d/b/a RIZOME) is a provider of rizome bamboo products. After proving the viability of bamboo's use as a principal engineering and construction material, the company is cultivating giant bamboo in the Philippines and southern Florida for the purpose of manufacturing structural grade rizome bamboo building products.

We manufacture and sell bamboo construction materials at shipping container level volumes to Original Equipment Manufacturers (OEMs) and wholesale distributors in the Americas, Europe, Middle East, Africa and the Asia Pacific region. Today we manufacture in the Philippines near our current bamboo raw material supply and we ship to our customers from the Philippines. Eventually we intend to locate additional manufacturing centers in proximity to other bamboo raw material supplies and will service our customers regionally from these manufacturing centers.

Rizome has a subsidiary in the Philippines incorporated as Bamboo Ecologic Export Philippines, Inc. (BEEP). Rizome wholly owns BEEP, and BEEP's officers and directors are officers and directors of Rizome. BEEP is our operational entity in the Philippines for developing bamboo supplies, manufacturing bamboo building materials, and supplying bamboo-based carbon credits. Rizome loans BEEP funds for capital equipment start-up and operational expenses, which BEEP will repay to Rizome. Rizome pays BEEP for the construction materials that BEEP manufactures for Rizome.

Rizome has common owners and executives with Bamboo Technologies, a Hawaii based Limited Liability Corporation, d/b/a Bamboo Living, which manufactures bamboo buildings through a subsidiary in Vietnam known as Bamboo Hardwoods Vietnam (BHVN). Rizome sells bamboo construction materials at market rates to BHVN. Rizome has an exclusive license to a subset of Bamboo Living's intellectual

property related to dimensional bamboo building products through a royalty agreement.

Competitors and Industry

Growing awareness of the building industry's environmental impact is driving demand for green building materials. In addition to being a major consumer of raw materials and natural resources, the construction industry is responsible for 39% of the world's greenhouse gas emissions.

Bamboo is poised to become a sustainable alternative to conventional wood products. For the last 25 years, Rizome's sister company, Bamboo Living, has been validating the use of bamboo in the construction of homes and other structures. Rizome now has exclusive access to patents and designs for timber-grade bamboo products for structural, exterior, and interior use for the construction industry.

Competition is currently centered to a handful of Chinese manufacturers with limited distribution in North America and Europe. Our primary competitors for bamboo construction materials, all of which are based in China include Dasso, July Bambu, REBO, and MESUN. These Chinese competitors mostly use a bamboo species known as Moso, which because of its narrow width and thickness is well suited for decorative and houseware applications. Rizome focuses on the use of timber grade bamboo species such as giant Asper, which due to its extra large width, thickness and length differentiates our finished goods from the Chinese competitors.

The global construction materials market had total revenues of $892.2 billion in 2020. The performance of the market is forecast to accelerate, with an anticipated CAGR of 8.2% for the five-year period between 2020 and 2025, which is expected to drive the market to a value of $1,322.5 billion by the end of 2025. (Source: Construction Materials Global Industry Almanac - Market Summary, Competitive Analysis and Forecast to 2025)

Current Stage and Roadmap

Rizome has completed its prototypes, validated the manufacturing process, and confirmed market demand. In October 2021, the Company opened its manufacturing facility in the Philippines allowing it to begin making slats, veneers, and engineered panels for its North American launch customers.

From 2022 to 2024, Rizome will focus on increasing its production and distribution capacity while reducing the cost of harvesting and manufacturing. In addition to Rizome's own product designs and manufacturing intellectual property, Rizome has an exclusive license to a subset of Bamboo Living's intellectual property related to dimensional bamboo building products through a royalty agreement.

The Team

Officers and Directors

Name: Frederick J. Murrell

Frederick J. Murrell's current primary role is with Carbon Resources of Florida, Inc.. Frederick J. Murrell currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board, Founder, and Chief Legal Officer
  Dates of Service: January 09, 2013 - Present
  Responsibilities: Mr. Murrell provides leadership to RIZOME's board, and conducts board meetings. As the compliance subject matter expert, Mr. Murrell oversees the Company's compliance with laws, regulatory agencies, policies and procedures. Mr. Murrell is also a Director of the company's Philippine subsidiary, Bamboo Ecologic Export Philippines, Inc. Mr. Murrell's compensation is $5,000/month, however, it is deferred and not currently being paid.

Other business experience in the past three years:

- **Employer:** Carbon Resources of Florida, Inc.
  Title: President
  Dates of Service: January 01, 1986 - Present
  Responsibilities: Marketing representative

Name: Russell Smith

Russell Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, Co-Founder, and Director
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Mr. Smith's primary responsibilities include managing the day to day operations of the business, setting strategy and direction, building and leading the senior executive team, allocating capital to the company's priorities, modeling and setting the company's culture, developing marketing, branding and development strategies, and working towards forming new partnerships and the delivery of similar business enterprises in new territories. Mr. Smith also serves as the President and Director of the company's Philippine subsidiary, known as Bamboo Ecologic Export Philippines, Inc. Mr. Smith's compensation is $5,000/month, however, it is deferred and not currently being paid.

Name: David Sands

David Sands's current primary role is with Bamboo Living/Bamboo Technologies, LLC. David Sands currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Design Officer, Founder and Director
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Mr. Sands responsibilities include designing new products, providing technical consultation on the production of bamboo products, seeking opportunities for the expansion of RIZOME's business into other countries and product lines, and advocating for bamboo as a vehicle for environmental and social sustainability and as a high-quality alternative to wood, steel and concrete for construction. Mr. Sands' compensation is $5,000/month, however, it is deferred and not currently being paid.

Other business experience in the past three years:

- **Employer:** Bamboo Living/Bamboo Technologies, LLC
  Title: Co-Founder, Chief Architect and Managing Member
  Dates of Service: January 01, 1995 - Present
  Responsibilities: Bamboo Home Design

Name: Troy Carter

Troy Carter's current primary role is with Earthshot Labs. Troy Carter currently services As needed for board meetings - 2-3 hours per month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Director
  Dates of Service: January 17, 2020 - Present
  Responsibilities: Mr. Carter provides business strategy consulting and professional services for partnerships, ventures and capital raising. Mr. Carter's compensation is $5,000/month; however, it is deferred and not currently being paid.

Other business experience in the past three years:

- **Employer:** Earthshot Labs
  Title: Co-Founder and CEO
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Day to day operations and fundraising

Other business experience in the past three years:

- **Employer:** Troy Carter Consulting
  Title: Project Finance Consultant

Dates of Service: January 01, 2015 - December 01, 2020
Responsibilities: Financial structuring for renewable agriculture and energy and projects, commercial composting facilities, sustainable CPG, and other planet-positive initiatives.

Name: Fredrick H. Sands

Fredrick H. Sands's current primary role is with Kaiser. Fredrick H. Sands currently services As needed for board meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 13, 2013 - Present
  Responsibilities: Independent Director of the Board. Mr Sands is not currently being compensated.

Other business experience in the past three years:

- **Employer:** Kaiser
  Title: Primary Care Physician
  Dates of Service: January 01, 1981 - Present
  Responsibilities: Evaluating patients' symptoms and determining course of treatment.

Name: Chara Panagopoulos

Chara Panagopoulos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Manage all financial and administrative activities for the company. Develop budgets, cash flow forecasts and financial reporting. Manage banking, insurance and payroll. Develop pro forma financials for investors. Support CEO by providing strategic financial leadership. Ms. Panagopoulos' compensation is $5,000/month.

Other business experience in the past three years:

- **Employer:** CelebYou, LLC
  Title: CFO
  Dates of Service: July 01, 2019 - April 30, 2021
  Responsibilities: Day to day financial management

Other business experience in the past three years:

- **Employer:** Carbon Resources of Florida, Inc.
  Title: CFO
  Dates of Service: September 19, 2006 - July 12, 2019
  Responsibilities: Day to day financial management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock of Rizome should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock of Rizome purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the business materials industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $3,931,700.78 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing bamboo products. Our revenues are therefore dependent upon the market for bamboo.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our bamboo building materials. Delays or cost overruns in the development of our bamboo building materials and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that bamboo building materials are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Production Risk
As a startup manufacturing company meeting slat and panel production goals may be a challenge as we mature our business processes and manufacturing procedures.

COVID Travel
Not being able to travel easily to SE Asia could cause production slowdowns as we continue to hire additional management in the Philippines.

Funding Risk
If we overextend buying new equipment without being able to raise additional funds, we run the risk of our expansion becoming capital constrained.

Regulatory/Geopolitical Risk
We operate in developing countries that can have higher operational risk than the U.S. This presents long-term risk for supply chain reliability, though we mitigate it by planting in the U.S. and diversifying supply.

Demand Risk
If new construction drastically falls worldwide, there may be less market demand for bamboo products.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Sands	13,000,000	Common Stock	15.06%
Russell Smith	11,062,500	Common Stock	12.82%
Frederick J. Murrell	11,062,500	Common Stock	12.82%
Fredrick H. Sands	11,275,000	Common Stock	13.07%

The Company's Securities

The Company has authorized Common Stock, Series B Preferred Stock, Convertible Debt, Convertible Debt, Convertible Debt, Convertible Debt, Convertible Debt, Convertible Debt, and Convertible Debt. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,346,581 of Common Stock.

Common Stock

The amount of security authorized is 500,000,000 with a total of 82,645,160 outstanding.

Voting Rights

Every stockholder of record shall be entitled at every meeting of stockholders to one vote for each share of common stock standing in their name.

Material Rights

The right of first refusal, tag along and drag along rights apply to Founders' Common Stock. There are no distribution rights and preferences, no liquidation rights and preferences, no dividend rights, or preemptive rights.

The total amount outstanding includes 6,740,910 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 2,472,500 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 4,527,500 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"),

or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series B Preferred Stock

The amount of security authorized is 51,883,600 with a total of 3,650,617 outstanding.

Voting Rights

(i) Except as otherwise set forth, each holder of Series B Preferred Shares shall be entitled to one vote per Series B Share held by such holder on any matter properly put before the Corporation's shareholders, together with the holders of Common Stock as a single class, not as a separate series, and on an as-converted basis. (ii) Until each holder of Series B Preferred Shares has received all Preferred Dividends required by Section 4(b), and the full amount of the Recoupment required by Section 4(a), the affirmative vote of at least seventy-five percent (75%) of all Series B Preferred Shares, (a "Super-Majority Vote"), voting as one class, the Corporation shall not take any action in respect of any matter which would (or is reasonably likely to) result in any of the following: (A) a change in any material provision of the Corporation's Articles of Incorporation, the Bylaws of the Corporation or other documents governing the Corporation, or the taking of any action which has the effect of modifying such documents; (B) the creation of any new class of debt or equity security by the Corporation, or any change in the rights or benefits conferred, or obligations imposed, by any class of debt or equity security of the Corporation, whether or not such class exists as of the date of this Agreement; (C) the creation, renewal or replenishment of any stock grant, stock option, phantom equity or other similar incentive plan for the benefit of employees, contractors or directors of the Corporation or any affiliate thereto; (D) the redemption or repurchase of any security, or repayment or guaranty of any indebtedness (other than in the ordinary course), prior to the payment of all amounts owed in respect of the Series B Preferred Shares; (F) the entry of the Corporation into any merger, consolidation, reorganization, or the sale or lease of all or substantially all of the assets of the Corporation, reorganization or transaction resulting in a change in control or the issuance to any person of securities which, if

fully diluted, would represent in excess of twenty-five percent (25%) of the total capital stock of the Corporation then outstanding on a fully-diluted basis; (G) the winding up, liquidation or dissolution of the Corporation, the making of any assignment for the benefit of creditors, or the commencement of any bankruptcy, reorganization, arrangement, moratorium or the other debtor relief proceedings, by the Corporation; or (H) any material deviation by the Corporation of any items which were previously approved by a required Super-Majority Vote.

Material Rights

Series B Preferred Stock has rights to recoupment, dividends, and conversion into Common Stock. Refer to the Third Amended and Restated Articles of Incorporation, attached as Exhibit F to the Offering Memorandum, for a full description of the material rights.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $225,000.00
Maturity Date: December 31, 2022
Interest Rate: 12.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Next round of financing

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $100,000.00
Maturity Date: September 21, 2023
Interest Rate: 12.0%
Discount Rate: 12.0%
Valuation Cap: None
Conversion Trigger: Next round of equity financing

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are

outlined below:

Amount outstanding: $50,000.00
Maturity Date: September 21, 2023
Interest Rate: 12.0%
Discount Rate: 12.0%
Valuation Cap: None
Conversion Trigger: Next round of equity financing

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 01, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Equity Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $667,157.00
Maturity Date: February 09, 2024
Interest Rate: 5.0%
Discount Rate: 12.0%
Valuation Cap: None
Conversion Trigger: Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $61,190.00
Maturity Date: February 09, 2024
Interest Rate: 5.0%
Discount Rate: 12.0%
Valuation Cap: None
Conversion Trigger: Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

Convertible Debt

The security will convert into Common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $334,083.00
Maturity Date: February 09, 2024
Interest Rate: 12.0%
Discount Rate: 12.0%
Valuation Cap: None
Conversion Trigger: Financing Event

Material Rights

There are no material rights associated with Convertible Debt.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible

bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $37,155.60
  Number of Securities Sold: 3,715,860
  Use of proceeds: operating expenses (exercise of warrants)
  Date: December 31, 2020
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $118,112.82
  Number of Securities Sold: 2,756,250
  Use of proceeds: These shares were issued for services.
  Date: January 18, 2021
  Offering exemption relied upon: Rule 504

- **Type of security sold:** Convertible Note
  Final amount sold: $1,068,299.00
  Use of proceeds: $393,292.51 was allocated to commissioning a factory for our subsidiary, BEEP. The remaining funds were allocated for planting; patent consultants; operations, finance and carbon consultants; CPAs, attorneys, and

insurance; Reg CF marketing; and operational expenses for the company.
Date: October 22, 2021
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $0, compared to fiscal year 2020 revenue of $65,615. In the second half of 2020, Rizome determined that its contract manufacturer would likely not restart operations, and Rizome undertook establishing its own direct manufacturing capabilities in the Philippines. In 2021 Rizome purchased manufacturing equipment and commissioned its direct manufacturing facility in the Philippines. The first order of bamboo boards is scheduled to ship in early Q2 2022.

Cost of Sales

Cost of revenue in 2021 was $180,770, an increase of approximately $148,973, from costs of $37,628 in fiscal year 2020. The increase was due to the lease and commissioning of the direct manufacturing facility in the Philippines and production of test boards from that direct manufacturing facility. In 2021, the Company's employees and consultants were installing and testing the equipment and eventually harvesting bamboo, transporting it to the manufacturing facility and manufacturing test boards as well as boards to be shipped against purchase orders received.

Gross Margins

2021 gross profit decreased by $(152,783) over 2020 gross profit. 2021 gross profit was negative due to commissioning the factory and harvesting bamboo and manufacturing test boards.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, fees for professional services, research and development expenses, including the planting of bamboo for our carbon program and raw material supply, and salaries. Total operating expenses in 2021 were $2,063,854 compared to $924,456 in 2020. Approximately $137,000 of this increase was due to marketing costs relating to our crowdfunding campaigns, $276,000 was due to employee salaries, $267,000 was due to hiring consultants who provided financial, operations, and carbon related services, and $386,000 was due to the conversion of debt to equity (non-cash transaction).

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. Rizome has now prepared the business for starting commercially scaled production of bamboo building materials and bamboo carbon credits.

The company has accomplished the following key components of its business plan:

- Located the best timber grade bamboo raw material supply

- Performed product market fit research with launch customers in North America

- Created Bamboo engineered product prototypes

- Developed a direct manufacturing center in the Philippines including the acquisition of custom manufacturing equipment

- Developed a methodology for bamboo Carbon Credits, and signed a contract to plant bamboo and generate millions of carbon credits

- Hired staff and trained them

- Starting in the 4th quarter of 2021 test production of bamboo products began with commercial shipments to customers beginning in early 2nd Quarter of 2022. Rizome expects its manufacturing subsidiary to be cash positive by the end of 2022

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 12, 2022, the company's available capital resources are approximately $128,557.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to our company operations. The company will use the funds raised in this campaign to complete its manufacturing center, continue planting bamboo for the carbon credit program, and to launch initial planting and manufacturing in Florida.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from this campaign will be beneficial to the viability of the company. As of now, we are not including any of the potential funds raised through this campaign in our current capital resources.

We are estimating that of the total funds that our Company will have by April 2022, 50% will be made up of funds raised from the crowdfunding campaign, if we raise $1M by April 2022.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will need to raise more than the minimum funding goal of $10,000 to have a beneficial impact on the company.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding goal provides the company with a multi-year runway and necessary capital to substantially expand manufacturing capacity, product development, marketing & sales, and the professional team.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for over 5 years as the maximum funding will enable us to expand manufacturing capacity, which results in COGS reductions assuring long term profitability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Management contemplates that in 2022 project-based financing will be available to the company and accounts receivable factoring will be available through third-party financial institutions.

Indebtedness

- **Creditor:** L. D.
  Amount Owed: $70,000.00
  Interest Rate: 12.0%
  Maturity Date: February 01, 2022

- **Creditor:** M.M.
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: May 12, 2023

- **Creditor:** P.B.
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: June 14, 2023

- **Creditor:** S&N
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: June 23, 2023

- **Creditor:** G.P. LTD
  Amount Owed: $225,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2022
  This is a convertible loan; the loan is convertible at the next round of financing, if Lender and Borrower agree, or else will be paid back once cumulative equity raises of at least US$1,500,000 have been completed or by the Maturity Date whichever is the earlier.

- **Creditor:** I.O'N.
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: July 26, 2023

- **Creditor:** P.M.
  Amount Owed: $150,000.00
  Interest Rate: 12.0%
  Maturity Date: July 17, 2023

- **Creditor:** M & L E.
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: July 30, 2023

- **Creditor:** J. S.
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: August 04, 2023

- **Creditor:** P.M.
  Amount Owed: $100,000.00
  Interest Rate: 12.0%
  Maturity Date: August 19, 2023

- **Creditor:** D.E.
  Amount Owed: $40,000.00
  Interest Rate: 12.0%
  Maturity Date: August 17, 2023

- **Creditor:** J.S.
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: August 27, 2023

- **Creditor:** P.E.
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: August 27, 2023

- **Creditor:** R.L.
  Amount Owed: $100,000.00
  Interest Rate: 12.0%
  Maturity Date: September 21, 2023
  This is a convertible loan; the loan is convertible at the next round of equity financing at a 12% discount of the share price, if Lender and Borrower agree, or else will be paid back once cumulative equity raises of at lease US$5,000,000 have been completed or by the Maturity Date whichever is the earlier.

- **Creditor:** D.H.
  Amount Owed: $50,000.00
  Interest Rate: 12.0%
  Maturity Date: September 21, 2023
  This is a convertible loan; the loan is convertible at the next round of equity financing at a 12% discount of the share price, if Lender and Borrower agree, or else will be paid back once cumulative equity raises of at lease $5,000,000 have been completed or by the Maturity Date whichever is the earlier.

- **Creditor:** L.D.
  Amount Owed: $30,000.00
  Interest Rate: 12.0%

Maturity Date: October 08, 2022

- **Creditor:** T. D.
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: December 01, 2022
  This is a convertible loan; the note will be convertible into equity securities during the next bona fide sale by the company of its equity securities following the date of issuance of this note from which the company receives gross proceeds of at least $1,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the convertible promissory notes (including this note) issued by the Company and of any SAFEs that have been issue by the Company).

- **Creditor:** P.B.
  Amount Owed: $75,000.00
  Interest Rate: 12.0%
  Maturity Date: January 05, 2024

- **Creditor:** WeFunder
  Amount Owed: $1,068,299.00
  Interest Rate: 5.0%
  Maturity Date: February 09, 2024
  Conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1000000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.88, and (ii) the quotient resulting from dividing $27000000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing,

the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

- **Creditor:** D.W.
  Amount Owed: $50,000.00
  Interest Rate: 13.0%
  Maturity Date: September 28, 2024

- **Creditor:** M.W.
  Amount Owed: $50,000.00
  Interest Rate: 13.0%
  Maturity Date: September 28, 2024

Related Party Transactions

Valuation

Pre-Money Valuation: $32,792,395.13

Valuation Details:

Bamboo Ecologic Corp. (d/b/a Rizome) set its pre-money valuation based on the following factors:

1) We raised approximately $1.07M in our previous Reg CF campaign.

2) Our commercially scaled building materials factory is opening in October.

3) We have signed a contract for millions of tonnes of bamboo carbon credits.

4) We expanded our bamboo reserves from 130,000 to 360,000 and are in a two year planting program which will expand our proven reserves to 635,000 and a five year contract which will expand our reserves to over 2,000,000 bamboo plants.

5) We started planting bamboo in Florida for carbon credits and building materials.

We believe that these accomplishments raise our share price to $0.38 per share, and our valuation to $32,792,395.13.

The Company set its valuation internally, without a formal-third party independent

evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,057,430 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.70 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  If we raise our minimum funding goal, the funds raised will be used to grow 5,000 bamboo plants with our nursery partners. When the bamboo plants are mature, we would plant them with our indigenous partners in the Philippines.

If we raise the over allotment amount of $3,931,700.78, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  23.0%
  To scale the business, we are ready to hire professionals to develop the product line and optimize production efficiencies. We will use operational funds to help us install the new production equipment. To build brand awareness and sales momentum, we will build out our sales and marketing team.

- *Purchasing Production Equipment*
  50.0%
  In addition to expanding our current manufacturing capacity, we will add a second product line known as strand boards. Strand boards will allow us to monetize the full length of the bamboo pole thereby increasing our revenue per bamboo pole.

- *Phase 1 of Florida Plan*
  12.0%
  We would allocate part of the funding to planting more bamboo in South Florida

to develop a bamboo supply for a U.S. based manufacturing operation. We will also use some of the funding to build out a prototype manufacturing facility in South Florida.

- *Research & Development*
  11.5%
  We will fund an R&D program for the next generation manufacturing equipment for making bamboo building materials. We will also fund a biomass and carbon credit study for Florida bamboo.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.rizomebamboo.com (At the bottom left of the website, there will be an "Investors" tab.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rizome

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bamboo Ecologic Corporation

[See attached]

Bamboo Ecologic Corporation

Consolidated Financial Statements, Report of Independent Registered Public Accounting Firm, and Independent Accountant's Audit Report

Years ended December 31, 2020, and 2021

Bamboo Ecologic Corporation

Index to Financial Statements

Years ended December 31, 2020, and 2021

M&K CPAS PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bamboo Ecologic Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Bamboo Ecologic Corporation (the Company) as of December 31, 2021, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the year period then ended, and the consolidated related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. The financial statements of Bamboo Ecologic Corporation as of December 31, 2020 were audited by other auditors whose report dated March 24, 2021 expressed an unqualified opinion on those statements.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has suffered net losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are discussed in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

As discussed in Note 2 to the consolidated financial statements, the Company issues stock-based compensation in accordance with ASC 718, Compensation.

Auditing management's calculation of the fair value of stock-based compensation can be a significant judgment given the fact that the Company uses management estimates on various inputs to the calculation. Auditing a specialist's calculation of the value of derivatives can be a significant judgment given the fact that the Company uses the specialists estimates on various inputs to the calculation.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company's auditor since 2022

Houston, TX

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Bamboo Ecologic Corporation

We have audited the accompanying balance sheets of Bamboo Ecologic Corporation. as of December 31, 2019 and 2020, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Bamboo Ecologic Corporation. as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 23rd, 2021

Vincenzo Mongio

Consolidated Statements of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	286,241	490,242
Accounts Receivable	75,002	20,000
Other Receivables	15,804	-
Prepaid Expenses	11,162	39,654
Inventory	18,348	-
Total Current Assets	406,557	549,896
Non-current Assets		
Property & Equipment, net	339,114	-
Deposits	11,720	-
Other Assets	40,080	6,575
Total Non-current Assets	390,914	6,575
TOTAL ASSETS	**797,471**	**556,471**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	428,180	233,616
Dividends Payable	27,098	-
Other Payables	2,510	252
Deferred Compensation	115,000	-
Accrued Interest	148,362	57,052
Other Accrued Expenses	252,287	75,000
Related Party Loans	153,224	153,224
3rd Party Loans, net	164,211	182,857
Total Current Liabilities	1,290,872	702,001
Long-Term Liabilities		
Related Party Loans	160,000	-
3rd Party Loans, net	1,923,299	1,210,966
Total Long Term Liabilities	2,083,299	1,210,966
Total Liabilities	**3,374,171**	**1,912,967**
Equity		
Common Stock	1,325	1,197
Preferred Stock	37	37
APIC	3,199,811	2,002,009
Effect of Foreign Currency Excha	12,190	-
Retained Earnings	(5,790,063)	(3,359,739)
Total Equity	(2,576,700)	(1,356,496)
TOTAL LIABILITIES & EQUITY	**797,471**	**556,471**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

	Year Ended December 31, 2021	2020
Revenue	-	65,615
Cost of Revenue	180,770	37,628
Gross Profiit	(180,770)	27,987
Operating Expenses		
Advertising & Marketing Expenses	401,166	194,486
Employee Expenses	298,393	22,357
General & Administrative Expenses	1,364,295	735,600
Total Operating Expenses	2,063,854	952,443
Operating Income	(2,244,624)	(924,456)
Other Revenue		
Grants	196,093	81,000
Interest	1	8,413
Total Other Revenue	196,094	89,413
Other Expense		
Interest Expense	203,515	87,229
Interest Expense - Discount	47,082	-
Fair Valule of Options Expense	99,646	-
Other Expense	31,551	161
Total Other Expense	381,794	87,390
Provision for Income Tax	-	-
Net Income	**(2,430,324)**	**(922,433)**
Other Comprehensive Income (loss)		
Effect on Foreign Currency Exchange	12,190	-
Net Comprehensive Loss	**(2,418,134)**	**(922,433)**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock		Preferred Stock		Additional Paid-In Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance, December 31, 2019	60,278,750	$ 1,190	3,650,617	$ 37	$ 1,989,860	$ -	(2,423,602)	$ (432,515)
Issuance of Shares for Exercise of Warrants	665,860	7	-	-	12,148		-	$ 12,155.00
Accrual of Preferred Dividend								
Net loss for the year ended December 31, 2020							(936,137)	(936,137)
Balance, December 31, 2020	60,507,110	$ 1,197.00	3,650,617	$ 37	$ 2,002,009.00	$ -	(3,359,739.00)	$ (1,356,496.00)
Issuance of Shares for Services	9,043,000	90	-	-	17,996		-	$ 18,086
Issuance of Shares for Exercise of Warrants	3,050,000	31	-	-	30,469		-	$ 30,500
Issuance of Shares from Reg CF offering	747,665	7	-	-	253,929		-	$ 253,936
					-			
Capital Costs related to Reg CF offering					(28,825)			$ (28,825)
					-			
FV of Option Expense					99,646			$ 99,646
					-			
FV of Warrants					824,587			$ 824,587
Net loss for the year ended December 31, 2021							(2,430,324)	$ (2,430,324)
AOCI - Foreign Currency Translation						12,190	-	$ 12,190
Balance, December 31, 2021	73,347,775	$ 1,325.00	3,650,617	$ 37	$ 3,199,811	$ 12,190	(5,790,063)	$ (2,576,700)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income	(2,430,324)	(922,433)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Amortization expense	47,082	-
OID expense	(42,622)	-
Loss on debt settlement	385,698	-
Fair Value of shares issued for services	18,086	-
Depreciation expense	7,866	-
Stock options issued for services	99,646	-
Changes in operating assets and liabilities		
Accounts Receivable	(70,806)	(20,000)
Prepaid Expenses	28,492	6,495
Bad Debt	-	229,606
Inventory	(18,348)	-
Deferred Rev	-	(25,000)
Other Accrueds	-	(22,716)
Other Assets	(45,225)	301
Accounts Payable	223,920	51,433
Accrued expenses	383,597	37,920
Net cash provided by Operating Activities	(1,412,938)	(664,394)
INVESTING ACTIVITIES		
Cash paid for purchase of fixed assets	(346,980)	-
Funds Loaned	-	(8,413)
Net cash provided by Investing Activities	(346,980)	(8,413)
FINANCING ACTIVITIES		
Proceeds from Sale of Stock	255,611	-
Borrowings on debt	1,443,229	1,072,463
Principal Payments on debt	(148,110)	-
APIC	-	7,149
Common Stock	-	7
Net cash provided by Financing Activities	1,550,730	1,079,619
Effect of Foreign Currency Translation	5,187	-
Net cash increase for period	(204,001)	406,812
Cash at beginning of period	490,242	83,430
Cash at end of period	**286,241**	**490,242**
Non cash transactions		
warrants issued with debt	263,879	-
conversion of debt	175,010	-

The accompanying notes are an integral part of these financial statements.

Bamboo Ecologic Corporation
Notes to the Consolidated
Financial Statements

December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bamboo Ecologic Corporation ("the Company") was formed in Nevada on January 9th, 2013. The company is a manufacturer of bamboo construction materials with customers primarily in the Philippines and slowly expanding into the United States.

The company will continue its ongoing crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities. The financials herein represent the results of operations of the company's US entity, Bamboo Ecologic Corporation and foreign Philippines entity, Bamboo Ecologic Export Philippines, Inc.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Prepaid Expenses

Component	2021	2020
Legal Fees	-	-
Prepaid Royalties	0	37,500
Other	11,162	2,154
Total	11,162	39,654

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets.
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and a loan to its subsidiary. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's primary performance obligation is the delivery of product to customers. The company deferred $171,038 of revenue for cash deposits received prior to delivery of product as of December 31st, 2021.

Other Receivables

Other Receivables include security deposits for the manufacturing facility in the Philippines as well as for apartments housing harvesting and production employees. Other Receivables for the years ended December 31, 2021, and 2020 were $15,804 and $0, respectively.

Inventory

The Company states inventory at the lower of cost or market value. Cost is determined using the Average Method. The inventory balance as of December 31, 2021, and 2020 was $18,348 and $0, respectively.

Property and Equipment

Property and Equipment are stated at cost, and are depreciated using straight line, over its estimated useful lives:

Computer Equipment	5 years
Machinery & Equipment	7 years

Depreciation Expense for the years ended December 31, 2021, and 2020 was $7,866 and $11,999, respectively.

Deposits

Deposits consist of a StartEngine Deposit. The Company engaged the online platform www.startengine.com in 2021 to assist with its Reg CF campaign. StartEngine places a deposit hold on 6% of the total funds committed in case there is an ACH refund or credit card chargeback. The hold remains in effect for six (6) months following the close of the offering. 75% of this hold back will be released back to the company after two (2) months and the remaining 25% shall be held for the remaining four (4) months. As of December 31, 2021, the StartEngine Deposit balance was $11,720.

Other Assets

The Company's subsidiary in the Philippines recorded the following other assets:

Account	2021	2020
Loan to BEEP	$0	$5,000
Advances	$27,867	$0
VAT	$12,213	$1,575
Total Other Assets	**$40,080**	**$6,575**

Deferred Compensation

During 2021 each of Mr. Frederick Murrell, Mr. Russell Smith, Mr. David Sands, and Mr. Troy Carter deferred their salary due to circumstances resulting from the impact of the COVID-19 pandemic and the delays caused in commissioning the manufacturing facility in the Philippines earlier in the year. As of December 31, 2021, the deferred compensation balance was:

Name	Deferred Compensation
Frederick Murrell	$19,000
Russell Smith	$19,000
David Sands	$52,000
Troy Carter	$25,000

Accrued Interest

The Company accrues interest on a monthly basis on all related party and third-party notes. The accrued interest balance as of December 31, 2021, and 2020 was $148,362 and $57,052, respectively.

Other Accrued Expenses

Other Accrued Expenses consisted of the following:

Customer Prepayments	$171,038	$75,000
StartEngine Promote	$81,249	$0
Total Other Accrued Expenses	**$252,287**	**$75,000**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

NOTE 3 – OTHER REVENUE

As of December 31, 2021, and 2020 the Company had received $190K and $80K respectively in grants funds, from One Tree Planted, a reforestation non-profit.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company borrowed money from shareholders and/or related family members totaling $313,224K as of December 31st, 2021. $153,224 bears interest of 6% and is due on demand. $160K bears interest at 12% and is due in 2024.

The company has been loaning funds to its Philippine subsidiary for its operations while the manufacturing facility was being commissioned and until operating costs are covering from sales. The balance of the funds loaned to the subsidiary as of December 31, 2021, is $799,353.

Bamboo Ecologic Corporation shares space with a company controlled by a related party. From January to August 2021, the company paid $2,500 towards office expenses which included rent, utilities, and the time of an admin. Since September 2021, the company has been paying 75% of actual expenses for rent and utilities.

NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 6 – DEBT

Related party loans – See Note 3.

3rd Party Loans – The company borrowed $2,348,299 from 3rd parties as of December 31st, 2021. The amounts borrowed bear interest at 12% and 13% and are due in 2021 – 2024. Two of these loans were converted to equity on August 11th, 2021, specifically $175,002.86 of unpaid principal and accrued interest was converted to 1,750,050 warrants of the Company's common stock. Due to an increase in the FMV of the common stock from the time the notes were signed to the time they were converted, the conversion resulted in a loss of $385,700.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2022	425,000
2023	640,000
2024	1,283,299
2025	-
2026	-
Thereafter	-

NOTE 7 - EQUITY

The company has authorized 500,000,000 of common shares with a par value of $0.00001 per share and 51,883,600 of preferred shares with a par value of $0.001 per share. 73,347,775 shares of common stock and 3,650,617 shares of preferred stock were issued and outstanding as of 2021. 60,507,110 shares of common stock and 3,650,617 shares of preferred stock were issued and outstanding as of 2020.

Shares of common stock are voting and carry similar customary rights and privileges of other companies' common stock and are entitled to dividends at the discretion of the board of directors.

The terms of the preferred shares are as follows:
Recoupment: The holders of the Series B Preferred Shares shall have the right to receive, prior to any payment to any other holder of the Company's capital stock, whether in the distribution of profits or in liquidation of the Company an amount in cash equal to one hundred percent (100%) of the Original Issue Price.
Dividends: Until such time as each holder of Series B Preferred Shares has received Recoupment in full, each such holder shall be entitled to receive from the Company an annual, cumulative cash dividend (the "Preferred Dividend"), out of the Company's cash legally available for distribution, after giving effect to the payment of all current expenses and obligations ("Distributable Cash"). Beginning with calendar year 2019,and through and including calendar year 2023, Preferred Dividends shall cumulate at the rate of two and one-half percent (2.5%) of the Purchase Price per annum.
Conversion: Any shares of Series B Preferred Shares may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of Common Stock. Each share of Series B Preferred Shares shall automatically be converted into shares of Common Stock, based on the then-effective Series B Preferred Shares Conversion Rate, at any time upon the affirmative election of the holders of a Super-Majority Vote of the Series B Preferred Shares.
Conversion Rate: The conversion rate in effect at any time for conversion of the Series B Preferred Shares (the "Series B Preferred Shares Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series B Preferred Shares by the "Series B Preferred Shares Conversion Price."
Conversion Price: The conversion price for the Series B Preferred Shares shall initially be the Original Issue Price of the Series B Preferred Shares (the "Series B Preferred Shares Conversion Price"). Such initial Series B Preferred Shares Conversion Price shall be adjusted from time to time in accordance with this Section 4(c). All references to the Series B Preferred Shares Conversion Price herein shall mean the Series B Preferred Shares Conversion Price as so adjusted.
Voting: Entitled to one vote per Share

The company raised $253,936.14 in 2021 by offering common shares for sale via Regulation Crowdfunding. There were $28,825 in platform fees associated with raising these funds.
Further, as indicated in Note 9, there were 3,050,000 warrants exercised in 2021 for $30,500.

NOTE 8- STOCK OPTIONS

Following is the schedule of stock options the Company has granted as of December 31, 2021, and 2020:

Name	No. of Option	Date Granted	Exercise Price	Date Options Vest/Terminate
Anita Lambert	37,500	4/1/2015	$0.01	Fully vested; 1/3 each 4/1/22, 4/1/23, 4/1/24
Chara Panagopoulos	37,500	4/1/2015	$0.01	Fully vested; 1/3 each 4/1/22, 4/1/23, 4/1/24
Stanley Cooper	7,500	4/1/2015	$0.01	Fully vested; 1/3 each 4/1/22, 4/1/23, 4/1/24
Rich Von Wellsheim	37,500	4/1/2015	$0.01	Fully vested; 1/3 each 4/1/22, 4/1/23, 4/1/24
Tara Grace	7,500	4/1/2015	$0.01	Fully vested; 1/3 each 4/1/22, 4/1/23, 4/1/24
MJN Participações	3,000,000	10/2/2015	$0.0001	Fully vested.
Chara Panagopoulos	1,000,000	2/22/2016	$0.01	Fully vested; terminate on 2/12/2024
Joseph Andrews	400,000	2/12/2021	$0.01	Fully vested; terminate on 2/12/2026

The Company uses the Black-Scholes option pricing model in valuing options. The inputs for the valuation analysis of the options include the market value of the Company's common stock, the exercise price of the warrants and the risk free interest rate. Since the Company is not public, the average volatility of two companies that are similar in size and operations to the Company was used. As of December 31, 2021, and 2020, stock issued for services to employees totaled $0 and $0, respectively. As of December 31, 2021, and 2020, stock issued for services to non-employees totaled $99,646 and $0, respectively.

NOTE 9- WARRANTS

The Company issued warrants with its debt offering in 2020 and 2021, specifically 25,000 warrants for every $10,000 loaned. The Company accounts for warrants issued in accordance with ASC 470-20-30-2.

The warrants exercised in 2021 were:

Name	No. of Warrants	Date Exercised	Exercise Price
Philip Blackwood	187,500	1/5/2021	$1,875
Mark Meissner/Susan Evans	62,500	2/10/2021	$625
D. Werlin Holdings, LLC	700,000	5/19/2021	$7,000
M. Werlin Holdings, LLC	700,000	5/19/2021	$7,000
D. Werlin Holdings, LLC	700,000	5/19/2021	$7,000
M. Werlin Holdings, LLC	700,000	5/19/2021	$7,000

The warrants still outstanding as of December 31, 2021, were:

Name	No. of Warrants	Date Granted	Expiration Date	Warrant Price
Sugar & Nakada	62,500	6/23/2020	6/23/2025	$0.01
Paul Moore	375,000	7/17/2020	7/17/2025	$0.01
Ivan O'Neil	62,500	7/21/2020	7/21/2025	$0.01
Evslin Trust	62,500	7/30/2020	7/30/2025	$0.01
Josh Schaeffer	62,500	8/4/2020	8/4/2025	$0.01
Paul Moore	250,000	8/15/2020	8/15/2025	$0.01
D. Werlin Holdings	875,025	8/11/2021	8/11/2026	$0.01
M. Werlin Holdings	875,025	8/11/2021	8/11/2026	$0.01
Fredrick Sands	275,000	8/18/2021	8/18/2026	$0.01
D. Werlin Holdings	125,000	9/28/2021	9/28/2026	$0.01
M. Werlin Holdings	125,000	9/28/2021	9/28/2026	$0.01
Frederick Murrell	62,500	10/25/2021	10/25/2026	$0.01
Russell Smith	62,500	11/11/2021	11/11/2026	$0.01
D. Werlin Holdings	50,000	9/28/2021	9/28/2026	$0.01
M. Werlin Holdings	50,000	12/15/2021	12/15/2026	$0.01

FMV of Warrants & Amortization

The Company allocates the fair value of the warrant determined by the Black Scholes Model to paid in capital and discount on debt which is amortized into interest expense over the life of the note. The FMV of the warrants for the years ended December 31, 2021, and 2020, was $824,587 and $5,497, respectively.

Interest expense associated with this amortization for the years ended December 31, 2021, and 2020, was $47,082 and $0, respectively.

Conversion of Debt

On August 11th, 2021, two notes totaling $87,502.46 (unpaid principal and accrued interest) each, were converted into a total of 1,750,050 warrants. The warrants had a FMV of $560,708 and produced a loss of $385,700.

NOTE 10- INCOME TAXES

As of December 31, 2021, the Company had approximately $(3,856,570) in tax loss carryforwards that can be utilized in future periods to reduce taxable income. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company's income tax expense as reported is as follows:

	Year Ended December 31, 2021	**Year Ended December 31, 2020**
Federal Tax Rate	21%	21%
Carryforward	$(1,187,276)	$(264,843)
Net Loss	$(2,430,324)	$(922,433)
Stock Based Compensation	$99,646	$0
Debt Discount Amortization	$47,082	$0
Gain on Settlement	$(385,698)	$0
NOL Carryforward	**$(3,856,570)**	**$(1,187,276)**

The significant components of deferred income tax assets and liabilities on December 31, 2021, and 2020 are as follows:

	Year Ended December 31, 2021	**Year Ended December 31, 2020**
Deferred Tax Assets	$(809,880)	$(249,328)
Less: Valuation Allowance	$809,880	$249,328
Net Deferred Tax Asset	$0	$0

Due to its history of losses, the Company is not subject to federal or state income taxes.

NOTE 11- RECENT ACCOUNTING PRONOUNCEMENTS

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 12- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 10, 2022, the date these financial statements were available to be issued.

Debt Issuances – The company raised $70k in debt financing due 2025 at 13%.

Convertible note issuances – The company raised $250k in convertible note issuances accruing interest at 12% maturing in 2025.

Equity Issuances – The company raised $449,241.32 from selling common stock via Regulation Crowdfunding.

NOTE 13 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 14 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2021, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments andcentral banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Rizome

The Miracle Timber


Rizome
Bamboo
The building product the world's been waiting for.
Closing in 4 days

Website | Bradenton, FL | MANUFACTURING | CLEAN TECHNOLOGY

We can't grow trees fast enough to meet the construction industry's demand for engineered lumber. Rizome bamboo is the perfect wood alternative; it's beautiful, sustainable, strong like steel, and its regenerative properties and ability to draw down carbon is good for the planet. Rizome is bringing the wonders of bamboo to the construction industry.

$805,269 raised

$1,068,299 previously crowdfunded

978 Investors	$32.8M Valuation
$0.38 Price per Share	$249.66 Min. Investment
Common Shares Offered	Equity Offering Type
$3.93M Offering Max	4 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 19 | Comments | Follow

Rizome has a subsidiary in the Philippines incorporated as Bamboo Ecologic Export Philippines, Inc. (BEEP). Rizome wholly owns BEEP, and BEEP's officers and directors are officers and directors of Rizome. BEEP is our operational entity in the Philippines for developing bamboo supplies, manufacturing bamboo building materials, and supplying bamboo-based carbon credits. Rizome loans BEEP funds for capital equipment start-up and operational expenses, which BEEP will repay to Rizome. Rizome pays BEEP for the construction materials that BEEP manufactures for Rizome. Rizome anticipates $500K from the maximum raise of $3.93M going to its subsidiary for the purchase of bamboo pressing machines for supplying manufacturing inputs to the Florida operation, and for carbon credit development.

Rizome has common owners and executives with Bamboo Technologies, a Hawaii-based Limited Liability Company, d/b/a Bamboo Living, which manufactures bamboo buildings through a subsidiary in Vietnam known as Bamboo Hardwoods Vietnam (BHVN). Rizome sells bamboo construction materials at market rates to BHVN. Rizome has an exclusive license to a subset of Bamboo Living's intellectual property related to dimensional bamboo building products through a royalty agreement. Rizome does not anticipate any of the maximum raise of $3.93M to go to Bamboo Technologies.

Reasons to Invest

- **We believe Rizome bamboo is the "greenest" of all building materials, the demand for which is growing.** Building regulations, governmental policies, and growing public awareness are driving demand for green building materials. Our engineered bamboo lumber meets industry requirements and can be used in most construction applications. It's the perfect alternative for conventional wood products. Rizome products are made from timber-grade bamboo, an acre of which captures 10x more carbon than an equivalent-sized forest. Best of all, because it's a grass and regenerates, the poles regrow after they're harvested.

Rewards

Get rewarded for investing more into Rizome:

$249+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$250+
Investment
$250+ Tier
$250+, we'll donate 10 bamboo clumps to our indigenous partners and offset your carbon footprint for three (3) months! You can think of this as saving a half acre of forest!

$500+
Investment
$500+ Tier
$500+, we'll donate 20 bamboo clumps to our indigenous partners and offset your carbon footprint for six (6) months! You can think of this as saving a full acre of forest!

- **Rizome's ability to scale is due to its partnership business model**. We partner with landowners, allowing us to plant millions of bamboo plants without owning land while we retain exclusive access to the mature plants. This not only lowers our capital requirements but it also allows us to pre-sell carbon credits.

- **Precision agriculture technology that's being deployed in Florida**. We're providing citrus farmers in Florida with alternative cash crops as the industry continues to be decimated by disease and cheap imports. The same techniques can be replicated in subtropical and tropical regions around the world.

OVERVIEW

Building green has never been easier. Eco-friendly, planet-healing Rizome engineered bamboo products now available.

Rizome has proven the viability of giant bamboo as a principal engineering material. We cultivate, harvest, and manufacture bamboo lumber for use in place of any wood product used in construction.


Rizome. The Miracle Timber.
For all wood construction.

Our bamboo is naturally beautiful, fire-resistant, cost-effective, and sustainable. Its strength and durability matched with its naturally regenerative properties makes it the better building material. With investors and partners, we hope to make bamboo a primary construction material within the next 10 years.

THE PROBLEM

We can't grow trees fast enough to meet growing demand from the building industry.

Trees provide the oxygen we breathe and sequester the carbon dioxide that modern life generates. Deforestation from tree harvesting for timber, agricultural land, and other human activities; wildfires; and insect infestations are depleting our forests. Despite sustainable forestry practices, we are losing trees at an alarming rate – an estimated 15 billion trees per year, half of which are used by the construction industry.

$1,000+
Investment
$1,000+ Tier
$1,000+, we'll donate 40 bamboo clumps to our indigenous partners and offset your carbon footprint for one (1) year! You can think of this as saving two (2) acres of forest!

$7,500+
Investment
$7,500+ Tier
$7,500+, we'll donate 300 bamboo clumps to our indigenous partners and offset your carbon footprint for seven and a half (7.5) years! You can think of this as saving 15-40 acres of forest! Receive 5% bonus shares.

$20,000+
Investment
$20,000+ Tier
$20,000+, we'll donate 800 bamboo clumps to our indigenous partners and offset your carbon footprint for twenty (20) years! You can think of this as saving 40-130 acres of forest! And receive 8% bonus shares

$65,000+
Investment
$65,000+ Tier
$65,000+, we'll donate 2,600 bamboo clumps to our indigenous partners and offset your carbon footprint for sixty five (65) years! You can think of this as saving 130-200 acres of forest! And receive 10% bonus shares.

$100,000+
Investment
$100,000+ Tier
$100,000+, we'll donate 4,000 bamboo clumps to our indigenous partners and offset your carbon footprint for one hundred (100) years! You can think of this as saving over 200 acres of forest! And receive 15% bonus shares


Deforestation is a Real Threat.

The building industry recognizes that bamboo is a sustainable alternative to wood, but until now, there hasn't been a reliable supply of timber-grade bamboo lumber to meet demand.

On November 1, 2021, more than 100 global leaders pledged to reverse deforestation and land degradation by 2030. The time for bamboo lumber is now. Planting timber-grade bamboo restores degraded lands, replenishes aquifers, absorbs 10x more carbon, and continues to provide fiber for lumber for up to 100 years.


15 billion trees are cut down each year
50% are used by the construction industry
Bamboo lumber will save trees
Regenerative, climate friendly, sustainable

THE SOLUTION

Rizome Miracle Timber. Strong, durable, scalable, beautiful, and nature's "carbon sink."

We at Rizome are creating some of the most eco-friendly building materials from regenerative bamboo. Bamboo thrives on degraded lands, matures in 3-5 years, and regenerates when harvested – for up to 100 years.


Key Facts About Bamboo
Greenest
Draws down 10x more carbon than trees
Grows 15x Faster
Bamboo grows 15x faster than pine & regenerates after harvest
Strong & Tough
Bamboo is strong like steel & tougher than standard concrete

But for bamboo to become a viable alternative to wood it must be thick enough (timber-grade), the quality of the products must be consistent, and the supply must be reliable. Rizome plants and cultivates the giant bamboo species required to develop the products that the construction industry needs. Because we also manage harvesting and manufacturing, we control the quality and can scale production to make our products widely accessible.


Poles reach 60 feet within one year
00:22

And because bamboo is nature's "carbon sink," Rizome is also implementing one of the largest nature-based CO_2 drawdown projects in the world, a natural extension of our large-scale bamboo cultivation on degraded lands. We are planting millions of bamboo plants around the world, with the goal of removing billions of tons of CO_2 from the air.

Rizome bamboo reforestation will:

- Help heal the planet and restore local ecosystems
- Provide Florida's citrus farmers whose crops have been devastated by disease with a new cash crop
- Support small farmers in developing countries where deforestation has ravaged local economies
- Provide a sustainable income for communities around the world
- Support the global efforts to reduce CO_2 levels

Working with local governments, we partnered with indigenous communities in the Philippines, tested our cultivation techniques, developed our carbon credit monitoring system, and built a manufacturing facility. We're creating sustainable jobs in communities ravaged by deforestation.

With our business model and processes validated, we're now ready for our North American operations, starting with Florida. Last year, we partnered with citrus farmers whose crops are being devastated by disease. Together, we tested and deployed agricultural technologies that enable giant bamboo to thrive in Florida and other subtropical regions. In 2026, we expect to begin harvesting the Florida plants. Meanwhile, we'll be working on building a state-of-the-art manufacturing facility that will serve North American customers.

Rizome will generate revenue in two ways: by selling bamboo building materials to wholesale and original equipment manufacturers (OEM), and by selling carbon credits to companies who use nature-based offsets to help lower their carbon footprint.

The more bamboo we plant, the more building materials we can sell, and the more CO_2 we draw down.

THE MARKET

Green construction is no longer just a trend…it's necessary.

The market for green building materials is projected to grow from $217 billion in 2020 to $384 billion in 2025. The total market for engineered wood, on the other hand, is expected to grow to $400 billion by 2027. We are confident that our engineered bamboo products will increasingly be used in place of wood as fast as we can produce them.

Meanwhile, bamboo's ability to draw down carbon – 10 times more than an equivalent mass of trees – creates another market for Rizome. We've partnered with Climate Care to sell carbon credits, the demand for which McKinsey and Company is forecasting to grow to billions of credits a year.


$384B Green Building Materials Market by 2025
Source: Research & Markets, Aug 2021
$400B Engineered Wood Market by 2027
Source: Allied Market Research
Carbon Credit Demand to Increase 5-10x by 2030
Source: Trove Research/UCL

Last year, we started planting our bamboo with our indigenous partners in the Philippines. In October of 2021, Rizome opened its first manufacturing facility and began making engineered bamboo boards and other products for its North American customers.


Why Rizome Bamboo
Timber-grade
Designed for structural use
Environmentally & socially responsible

WHY INVEST

Invest in the foundation for a healthier planet and the greenest building material

Plant Bamboo. Make lumber. Sequester billions of tons of carbon dioxide. This is Rizome.

The founders of Rizome went into business to save trees, and we knew that bamboo was the answer. What we needed to do was prove the viability of bamboo as a structural building material. Success would mean a wood alternative that meets building standards, helping slow deforestation.

Rizome is building one of the most reliable engineered bamboo products supply chains. We're creating the foundation to supply the world with the greenest of all building products. In doing so, we're helping farmers and their communities, saving trees, reforesting, and helping heal the planet.



Rizome engineered bamboo lumber can be used in place of traditional wood in most building applications. Naturally gorgeous, Rizome Bamboo is strong, fire-resistant, and affordable. And equally important, when you use Rizome, you're helping save the world's forests and restore the balance of nature through carbon reduction.

Building with bamboo makes our world better, greener, healthier.


Rizome bamboo products.
Guilt-free, earth-friendly beauty.
Boards
Clear of defects and precision-surfaced on all sides, Rizome boards allow for good adhesion performance and finish beautifully with paint and stains. Ideal for use as inputs for finished goods, including furniture, window and door trims, and other custom products.
Veneers
The ultimate solution for a clear, defect-free, structural and durable finished surface, Rizome veneers seamlessly glue to any conventional or engineered lumber with high adhesion integrity. Pressure treatment for enhanced fire resistance is available on request.
Panels
Constructed from solid bamboo veneers or woven strand bamboo, Rizome panels can be configured to meet most custom specifications. Panel options: Hybrid, Veneer, and Strand.
Laminated Veneer Lumber
Superstructural with high tensile and bending strength and excellent resistance to deflection. Ideal for applications that require clear lumber, e.g., exposed beams, door rails, stiles, butcher block countertops, and more.



Laminated Strand Lumber

Constructed primarily for strength, our Laminated Strand Lumber (LSL) is ideal for applications that need maximum resistance and deflection, such as beams. The high rolling shear values make LSL ideal for container flooring and industrial platforms.



Technical Specifications

Rizome Bamboo Compression: 7,000-11,000 psi	vs	Concrete: 3,000-6,000 psi
MOE: 2.8 million psi	vs	1.4 - 1.7 million psi for Douglas fir
MOR: 22,000 psi	vs	12,500 psi for Douglas fir
Janka Hardness: 1,600 LB/ft	vs	660 LB/ft for Douglas fir
Shear: 1,700 psi	vs	910 psi for Douglas fir

100% Glue Bond Adhesion for hybrid softwood laminated lumber. 100% Sustainably-Harvested Dendrocalamus asper (Giant bamboo).

Rizome 17b Disclosure

Meet Our Team



Russell Smith

President, CEO, Co-Founder, and Director

Russell Smith thinks of himself a Regenerative Entrepreneur, committed to promoting the use of bamboo as a renewable building material.

Inspired by the hurricane & earthquake-proofed structures that Bamboo Living was building in Hawaii, Russell teamed with David and Fred to form a company solely focused on bringing engineered bamboo to the building industry.

A graduate of Westminster College with a Bachelor of Arts in Economics, Russell was previously a director at Sabre Airline Solutions, the leading software solutions provider to the aviation industry, where he worked for 19 years.



Frederick J. Murrell

Chairman of the Board, Co-Founder, and Chief Legal Officer

With 20 years of corporate law experience, Fred serves as Rizome's Chief Legal Officer. He previously served as corporate counsel of a Florida-based electric power company.

Fred is inspired by bamboo's strength, beauty, regenerative properties, and its ability to draw down carbon.

He holds a J.D. from the University of Florida and a Bachelor of Arts in Economics from Florida State University. He continues to serve as president of Carbon Resources of Florida, Inc.

Mr. Murrell's primary occupation is being the President of Carbon Resources of Florida, Inc. He works 25 hours per week for Rizome.



David Sands

Chief Design Officer, Founder and Director

David Sands' work and experience at Bamboo Living, the prefab bamboo structure provider that he co-founded, provided the foundation for Rizome's engineered bamboo lumber technologies and processes.

As Chief Design Officer, David drives the development of Rizome products to meet international standards. He believes strongly that renewable building materials such as bamboo will make up the majority of construction in the near future.

David's interests continue to center on climate change, green architecture, and community planning. He is also an avid yogi and yoga teacher.

He holds a Master of Arts in Architecture from the University of Florida.

Mr. Sands' primary occupation is being the Chief Architect and Managing Member of Bamboo Living/Bamboo Technologies, LLC. He works 20 hours per week for Rizome.



Chara Panagopoulos

Chief Financial Officer

Before RIZOME (aka Bamboo Ecologic Corporation), Chara was the CFO of CelebYou and Carbon Resources of Florida. In addition to providing strategic financial leadership, Chara also develops and implements policies to enhance operational efficiency.

Chara holds a Bachelor of Science in Accounting from the American College of Greece in Athens and an MBA in Accounting from Golden Gate University in San Francisco. She is fluent in Greek.



Troy Carter

Co-Founder and Director

Visionary regenerative entrepreneur, Stanford graduate and extensive background in financing renewable energy and regenerative agriculture.



Fredrick Sands, MD

Co-Founder and Director

Dr. Sands is Primary Care Physican and brings a wealth of experience to our board of directors.

Offering Summary

Company	:	Bamboo Ecologic Corporation
Corporate Address	:	9030 58th Drive East, Suite 102, Bradenton, FL 34202
Offering Minimum	:	$9,999.70
Offering Maximum	:	$3,931,700.78
Minimum Investment Amount (per investor)	:	$249.66

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	26,315
Maximum Number of Shares Offered	:	10,346,581
Price per Share	:	$0.38
Pre-Money Valuation	:	$32,792,395.13

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

First 7 Days - 15% Bonus Shares

First Two Weeks - 10% Bonus Shares

First Three Weeks - 5% Bonus Shares

Volume

An investment in RIZOME could offset your carbon footprint for an entire lifetime. For every investment of $250 or more, we donate hyper-efficient carbon sequestering bamboo clumps to our indigenous partners, creating a win-win-win for you, them, and the only planet we have. Join us!

$250+, we'll donate 10 bamboo clumps to our indigenous partners and offset your carbon footprint for three (3) months! You can think of this as saving a half acre of forest!

$500+, we'll donate 20 bamboo clumps to our indigenous partners and offset your carbon footprint for six (6) months! You can think of this as saving a full acre of forest!

$1,000+, we'll donate 40 bamboo clumps to our indigenous partners and offset your carbon footprint for one (1) year! You can think of this as saving two (2) acres of forest!

$7,500+, we'll donate 300 bamboo clumps to our indigenous partners and offset your carbon footprint for seven and a half (7.5) years! You can think of this as saving 15-40 acres of forest!

$20,000+, we'll donate 800 bamboo clumps to our indigenous partners and offset your carbon footprint for twenty (20) years! You can think of this as saving 40-130 acres of forest!

$65,000+, we'll donate 2,600 bamboo clumps to our indigenous partners and offset your carbon footprint for sixty five (65) years! You can think of this as saving 130-200 acres of forest!

$100,000+, we'll donate 4,000 bamboo clumps to our indigenous partners and offset your carbon footprint for one hundred (100) years! You can think of this as saving over 200 acres of forest!

In addition:

For an investment between $7,500 and $19,999, receive 5% bonus shares.

For an investment between $20,000 and $64,999, receive 8% bonus shares.

For an investment between $65,000 and $99,999, receive 10% bonus shares.

For an investment of $100,000 or more, receive 15% bonus shares.

**All perks occur when offering is complete.*

The 10% StartEngine OWNer's Bonus

Bamboo Ecologic Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.36 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $36. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Solving the Climate Crisis with Bamboo!

9 days ago


$100M PRIZE FOR CARBON REMOVAL
PHASE Registration
XPRIZE CARBON REMOVAL
MUSK FOUNDATION

We are just a few weeks away from the announcement of the Milestone Award winners for the Carbon Removal XPRIZE.
I just reread our RIZOME team entry paper and I am blown away being reminded of the importance of our work!

Engineered bamboo is by far the best atmospheric carbon removal engine needed to save our planet!!

The question I asked myself in preparing our entry was:
"How would I solve the climate crisis if RIZOME won the $50MM grand prize?"

What is amazing is with that amount of money the climate crisis can be solved using RIZOME's strategy!

It requires that RIZOME does what we have already begun in the Philippines and are now launching in Florida.
And repeat that again and again!!!

- Plant millions of giant bamboo plants on deforested and degraded land.
- Harvest the mature bamboo repeatedly every year over this century.
- Make high quality durable building materials with the harvest.
- Create biochar with our production waste and inoculate with compost tea.
- Spread the biochar on agricultural fields to increase soil carbon and improve crop yields.

Repeating the RIZOME process in a quick but manageable way will address over 1/3 of all human CO2 emission by 2050!

Implementing RIZOME's plan to save our planet is also a **trillion-dollar business opportunity**!

The global construction market is projected to reach $14 trillion by 2030. Planted at scale, as RIZOME is doing, giant bamboo will quickly become one of the most affordable building materials on Earth, driving its widespread adoption.

Please join us in implementing our plan by investing TODAY in RIZOME!

Thank you,
David Sands
RIZOME Founder

Notice of Funds Disbursement

22 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rizome has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rizome be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

A message from our Founder!

23 days ago


IMG_9722 (1)
from Rizome
00:33
vimeo

Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Rizome offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Rizome offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rizome has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rizome be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Rizome joins the XPRIZE carbon removal competition!

2 months ago

Dear Investors,

Thank you for investing or considering investing with us!

We are excited to share our progress.

This week we are completing our submittal for the Carbon Removal XPRIZE.

The prize is based on removing carbon from the atmosphere rapidly and storing it for over one hundred years to help reverse our changing climate.

As part of the XPRIZE submittal, we have been looking at the carbon removal potential of our current Florida project.

Below is a graph showing when our Florida operation will cross the threshold of having removed a million metric tons of CO2 per year from the atmosphere based on our current pro forma.

Our giant bamboo plants do an amazing job of pulling CO2 out of the atmosphere at an incredible rate due to their rapid growth.

Check it out on Guinness Book of Records: Giant bamboo is the fastest growing plant on earth!

An amazing thing about our RIZOME strategy is that there are multiple streams of carbon sequestration:

The blue line follows the CO2 removal of the plants but just for their first 10 years of growth and with some harvesting. Each plant can live 120 years and be harvested every year for the life of the plant after about year 6. Once mature annual harvesting actually stimulates growth by opening the sunspace. Like mowing the lawn, it just keeps coming back, and we are harvesting only 20% of the 60-100ft tall poles (logs, really!) each year.

The orange line follows the carbon sequestered in the building materials we will be making from the 20% of logs harvested every year. Buildings themselves then will become the long-term storage mechanism for the atmospheric carbon capture in our materials.

The grey line follows the carbon that will be sequestered in our biochar. The bamboo waste from our manufacturing is going to be turned into biochar and in that process provide the electricity and heat needed to run our manufacturing processes such as drying and pressing. The United Nations International Panel on Climate Change (IPCC) considers biochar as an important tool in our global efforts to address climate change.

The XPRIZE does not look at avoided emissions but by using our bamboo building products rather than wood, concrete or steel the avoided emissions are very significant. The trees not cut and killed, the concrete or steel not used, multiply our positive impact on the global climate.


CO2 removal over life of project
Tonnes/year of CO2
Life of Project
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
Bamboo Plantings Tonnes/year of CO2
Building Materials Tonnes/year of CO2
Biochar and Soil Carbon Tonnes/year of CO2

I heard this analogy years ago that has stuck with me: If our Earth were the size of a basketball, our atmosphere would be the thickness of a soap bubble film.

Thank you for your support helping us take care of it!

David Sands, Founder

Domestic Lumber Industry Can't Keep Up with Demand

3 months ago

The domestic lumber industry can't quite keep up with the demand, according to the National Association of Home Builders (NAHB). The NAHB, a Washington-based trade association whose members are involved in building 80% of the new, single-family and multi-family homes in the United States, specifically cites labor and raw material shortage as a reason for domestic sawmills being unable to keep up with demand.

Our discussions with the lumber industry also indicate that this raw material shortage is a key driver in the industry's inability to keep up with demand. The industry knows (and the NAHB article above agrees) that we either need to find more raw materials, including wood substitutes, or increase our imports of building materials.

Rizome's efforts in Florida are aimed at providing a renewable wood substitute to the US construction industry. Our bamboo raw materials can be used in lieu of pine and other softwoods to create structural-grade lumber products here in the US.

The fuds we raise through StartEngine are primarily aimed at expanding our plantings in the South Florida region. A recent article in the Sarasota Herald Tribune accelerated interest in Rizome, and today, we are in discussions with more citrus farmers in the region, giving us a clear path to meeting our goal of planting 20,000 acres of giant bamboo in South Florida -- enough to supply a large scale sawmill with the material they need to help meet growing demand.





Harvesting timber grade bamboo to make lumber products to meet growing demand for construction materials.

Rizome to Host Investor Seminar

3 months ago


RIZOME
INVESTOR SEMINAR
FRIDAY, JAN 21ST
STARTS AT 2 PM PST / 5 PM EST

Rizome CEO Russell Smith will be hosting an investor seminar via Zoom on Friday, January 21st at 2 pm PST / 5 pm EST.

Please join to get updates on Rizome and for the investor Q&A that will follow.

To join, register for the seminar here! See you on Friday!

Have you heard of fiber optimization?

3 months ago

Don't just take our word for it that bamboo is not only a viable structural material but also a necessary wood alternative. Donald W. Davies, president of Magnusson Klemencic Associates, an award-winning structural and civil engineering firm headquartered in Seattle, writes in Engineering News-Record about the need to look at timber bamboo in the industry's efforts to greener building.

"...let's expand our thinking beyond timber pine to include other rapidly grown fibers that are even stronger and faster-growing, an approach called fiber optimization. It means using the best material for each load application and using the fiber where its mechanical properties are most appropriate.

Fiber optimization also entails balancing the carbon and other impacts associated with creating and harvesting the fibers. That means when two wood species perform the same structurally, we ideally want to specify the stronger and faster-growing species—and timber bamboo is one of nature's fastest-growing structural fibers..."

Here's the article in the Jan 4 issue of Engineering News-Record:

Viewpoint: Why We Need Buildings Framed With Timber Bamboo



Rizome's Philippine subsidiary harvests thousands of bamboo poles every month to make bamboo building materials.

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Dhruv M. 2 INVESTMENTS 2 days ago
Hi there, I have invested in your campaign as I want to support the amazing work your are doing. However, I had a question:
Since there is no marketplace to sell the shares I purchased, how do I track the value of each share and how do I sell it?
0 View 2 replies

SEAN C. 7 days ago
officially denied access to verify the wefunder fundraiser funds were used as previously promised to buy equipment. from the outside it doesnt even look like $100k worth of equipment was purchased let alone $1M
0

SEAN C. 7 days ago
FINRA Regulatory Notice 10-22
FINRA Regulatory Notice 10-22 states that the broker-dealer or a FINRA member is obligated to carry out due diligence on the issuer. This is a part of the fiduciary duty on part of the client or investor. Failure to comply leads to violation of Section 17(a) of the Securities Act, Section 10(b) of the Securities Exchange Act, and Rule 10b-5 as discussed before.

since start engine has not visited and verified the claims of BEEP and BEC collectively it could be claimed that they did not perform enough due diligence on behalf of the investors prior to closing on this offering
0

SEAN C. 7 days ago
where are the calculations including the fuel burned during harvesting and transport? as bamboo cant return 10x or even 5x a regular forest even excluding the fuel burned
0

clay K. 5 INVESTMENTS a month ago
Sounds great. Is not responding to potential investors a red flag?
1 View 2 replies

Kheng Hon Franky T. 1 INVESTMENT a month ago
After my PESTLE Analysis, these are the reasons which we should spread words and support Rizome:

1) Political: Despite the ups and downs of the relationships between US and Filipino leaders, Philippines is still a strategic business place where American companies would want to continue trades with each other. When looking at the upcoming potential Filipino Presidential candidates, they are friendlier to the US generally. A high possible chance that both nations will improve trading ties.

2) Environment: Judging from the available information in StartEngine, the bamboo could be either Bambusa Blumeana, Dendrocalamus Asper or Dendroclamus Strictus. The three types of bamboos have economical uses in the Philippines currently; the bamboos could grow and thrive in poor soil and they require little to no fertilizers and chemical additives. The rapid reproduction and wide range of uses could convince businesses to switch to bamboo as the key material and/or ingredient within manufacturing and building & construction industries; the rate of deforestation could potentially be reduced drastically leading to a potential example for other nations to follow.

3) Social: The indigenous people would be the greatest beneficiaries; the people could continue and preserve their way of life while the land provides a source of income. Gen Y and Z are in favour of supporting companies which produce products which are sustainable and good for the environment.

4) Technology: Production methods, manufacturing processes and range of products are key areas which could be improved and innovated further. Once the key issues (largely related to humidity/moist) are addressed, bamboo products would likely become a key favourite among consumers and businesses.

5) Law: Both Philippines and US are in favor of sustainable products and practices; no known discussion or bill which could negatively impact the widening use of bamboo currently.

6) Economy: Filipinos stand to benefit greatly because the business creates more blue-collar and white-collar jobs; more labor is required to grow and harvest bamboos while more professionals would be hired in areas of design, build, marketing and etc. US farmers could turn to bamboo for crop rotation. Depending on the severity of Citrus Greening in Florida, US farmers could allocate a partial of the land to grow bamboo or in entirety.

↑0 View 2 replies

Edith V. 7 INVESTMENTS 2 months ago

I'm going to be building a new home in the very new future.
I'm trying to build it using all green materials, including solar.
Can you tell me if bamboo can be used for flooring with a radiant heat system?
Do you have any distributors in the Midwest? I live in Wisconsin.
Thank you,

↑0 View 4 replies

Oscar Alfredo C. 4 INVESTMENTS 2 months ago

Any plans to plant and import bamboo from Mexico, Central America, and the Caribbean?

Do you sell the product to the local market in your Philippine plant?

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Kirtson T. 9 INVESTMENTS 2 months ago

I have reached out on the Rizome website over a week ago on how I can become part of the Rizome ecosystem; with access to acreage that can add further to the value chain of Rizome. To date no response.

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Faye N. 2 months ago

Why are you planting in Florida? The land cost comes at a premium and is in low supply. Are you geographically limited to growing bamboo trees in Florida? Why not identify more cost-effective regions?

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Trees are essential to life as we know it.

Trees produce the oxygen we breathe, absorb the carbon dioxide we exhale or generate when we heat our homes, drive our cars, or cook our food. Trees mitigate climate change.

Trees also absorb rain, provide water, and improve our soil. Yet we chop down 15 billion trees every year, about 24.7 million acres of forest. That's about the size of Portugal. The size of a football field every six seconds.

Half of the trees that are cut down are used by the construction industry.

We can't grow trees fast enough. And the demand continues.

So, we at Rizome like to think that we're in the business of saving trees.

We're doing it with bamboo, the tree that's not a tree. In fact, it's a grass.

Yet, it's strong like steel, as beautiful as any hardwood, and it matures in 3-5 years versus 20-60 for trees.

Best of all, bamboo keeps giving. You can harvest every year for 70-100 years.

When a tree is cut down, it's dead.

Until now, there's never been a reliable supply chain of bamboo. Rizome is addressing that.

Rizome is cultivating giant bamboo species that meet the needs of the construction industry. We've worked out the designs, perfected the prototypes and the process for bamboo building products.

We began shipping this year from our first manufacturing plant in the Philippines where giant bamboo thrives.

Now, we're deploying our technologies and methodologies to meet demand in North America. Together with citrus farmers in Florida, we're planting giant bamboo, giving them a new cash crop to replace that citrus trees that were decimated by insects. And with every acre of bamboo that we plant, we're drawing down carbon to help heal the planet.

Plant bamboo. Make lumber. Sequester billions of tons of carbon dioxide. This is what we do.

Rizome is the building product that the world has been waiting for.

Rizome. The miracle timber is here. And not a minute too soon.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

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investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138

BAMBOO ECOLOGIC CORPORATION

NV

Job:C20161202-0827
December 2, 2016

Special Handling Instructions:
24HR AMENDED & RESTATED ARTS EMAIL 12/2 CNS

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Amended & Restated Articles	20160525440-99	11/2/2016 10:21:38 PM	1	$175.00	$175.00
24 Hour Expedite	20160525440-99	11/2/2016 10:21:38 PM	1	$125.00	$125.00
Total					$300.00

Payments

Type	Description	Amount
Credit	4807156401276355004067|	$300.00
Total		$300.00

Credit Balance: $0.00

Job Contents:
File Stamped Copy(s): 1

BAMBOO ECOLOGIC CORPORATION

NV

090503

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate to Accompany Restated Articles or Amended and Restated Articles

(PURSUANT TO NRS)

Filed in the office of	Document Number
Barbara K. Cegavske	**20160525440-99**
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time **11/02/2016 10:21 PM**
	Entity Number **E0011522013-4**

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

BAMBOO ECOLOGIC CORPORATION

2. The articles are: (mark only one box) ☐ **Restated** ☒ **Amended and Restated**

Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☐ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☐ Articles have been added.

☐ Articles have been deleted.

☒ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

Terms of Series B Preferred Shares (none outstanding) changed.

4. Effective date and time of filing: (optional) Date: December 1, 2016 Time: 5PM EST

(must not be later than 90 days after the certificate is filed)

* This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

BAMBOO ECOLOGIC CORPORATION

Bamboo Ecologic Corporation, a Nevada corporation (hereinafter referred to as the "*Corporation*"), pursuant to the provisions of the Nevada Revised Statutes, hereby certifies to the Secretary of State of Nevada that:

FIRST: The Corporation desires to amend and restate its Articles of Incorporation as currently in effect as hereinafter provided.

SECOND: The provisions set forth in these Amended and Restated Articles of Incorporation supersede the original Articles of Incorporation, and all prior amendments thereto, in their entirety. These Amended and Restated Articles of Incorporation correctly set forth the provisions of the entire Articles of Incorporation, as amended, of the Corporation.

THIRD: By written consent of the Board of Directors pursuant to Section 315 of the Nevada Revised Statutes, the Amended and Restated Articles of Incorporation were duly adopted by the Board of Directors of the Corporation, and recommended to the stockholders for their adoption.

FOURTH: By written consent of the stockholders pursuant to Section 78.320 of the Nevada Revised Statutes, the Amended and Restated Articles of Incorporation were duly adopted by the stockholders of the Corporation by a vote in favor of adoption of the Amended and Restated Articles of Incorporation by common stockholders holding fifty-two million (52,000,000) common shares out of fifty-nine million eight hundred forty-one thousand two hundred and fifty (59,841,250) common shares outstanding and entitled to vote thereon; and by Series A stockholders holding two million eight hundred thirty-seven thousand two hundred and eighty three (2,837,283) Series A shares out of three million six hundred fifty thousand six hundred and seventeen (3,650,617) Series A shares outstanding and entitled to vote thereon.

FIFTH: The Corporation's Articles of Incorporation as currently in effect are hereby amended and restated by striking in their entirety said Articles of Incorporation as currently in effect, and by substituting in lieu thereof the following:

ARTICLE I - NAME

The name of the Corporation is: **BAMBOO ECOLOGIC CORPORATION.**

ARTICLE II - PURPOSE

The Corporation is organized for the purpose of engaging in any business, trade or activity which may be lawfully conducted or permitted by a corporation organized under Nevada General Corporation Law, Chapter 78 of the Nevada Revised Statutes. The Corporation also shall have the authority to engage in any and all such activities as are incidental or conducive to the attainment of the purpose or purposes of this Corporation.

ARTICLE III - DURATION

The duration of the Corporation's existence shall be perpetual.

ARTICLE IV - CAPITAL STOCK

Section 1. Authorized Capital Stock. The aggregate number of shares which the Corporation shall have the authority to issue is five hundred fifty-one million eight hundred eighty-three thousand six hundred (551,883,600) shares, of which five hundred million (500,000,000) shares shall be Common Stock, par value $.000001 per share (the "*Common Stock*"), and fifty one million eight hundred eighty-three thousand six hundred (51,883,600) shares shall be Preferred Stock, par value $.001 per share (the "*Preferred Stock*").

Section 2. Preferred Stock. The Board of Directors is authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and to determine the designations, preferences, limitations and relative or other rights of the Preferred Stock or any series thereof. For each series, the Board of Directors shall determine, by resolution or resolutions adopted prior to the issuance of any shares thereof, the designations, preferences, limitations and relative or other rights thereof, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

(a) the rate and manner of payment of dividends, if any;

(b) whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(c) the amount payable upon shares in the event of liquidation, dissolution or other winding-up of the Corporation;

(d) sinking fund provisions, if any, for the redemption or purchase of shares;

(e) the terms and conditions, if any, on which shares may be converted or exchanged;

(f) voting rights, if any; and

(g) any other rights and preferences of such shares, to the full extent now or hereafter permitted by the laws of the State of Nevada.

The Board of Directors shall have the authority to determine the number of shares that will comprise each series. Prior to the issuance of any shares of a series, but after adoption by the Board of Directors of the resolution establishing such series, the appropriate officers of the Corporation shall file such documents with the State of Nevada as may be required by law.

Section 3. No Series A Convertible Stock Designated. The Series A Convertible Stock previously issued by the Corporation prior to the filing of this Amended and Restated Articles of Incorporation will be repurchased and cancelled by the Corporation. Therefore, to avoid any confusion with the Series A Convertible Stock the first series of Preferred Stock designated pursuant to this Amended and Restated Articles of Incorporation are designated as Series B Convertible Preferred Stock, as set forth in Section 4 below, and no Series A Preferred Stock is designated hereby.

Section 4. Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock. Fifty one million eight hundred eighty-three thousand six hundred (51,883,600) of the Company's Preferred Stock are designated as Series B Convertible Preferred Shares (the "*Series B Preferred Shares*").

(a) Recoupment Rights. The holders of the Series B Preferred Shares shall have the right to receive, prior to any payment to any other holder of the Company's capital stock, whether in the distribution of profits or in liquidation of the Company and except as expressly permitted by this Section 4(a), an amount in cash equal to one hundred percent (100%) of the Original Issue Price (as defined below) paid by such holders for their Series B Preferred Shares ("*Recoupment*"). Subject to the prior payment of all Preferred Dividends (as defined below), if any, which have been (or which should have been) previously declared, the Company shall pay, to the extent of available Distributable Cash, a payment toward Recoupment to the shareholders, in the ratio of at last eighty percent (80%) of such Distributable Cash paid toward Recoupment to the holders of the Series B Preferred Shares, and not more than twenty percent (20%) of such Distributable Cash paid to the holders of Common Stock, pro rata in accordance with their percentages of interest as of the date such dividend is declared ("*Common Dividends*"). The "*Original Issue Price*" of the Series B Preferred Shares shall be the price at which each share of the Series B Preferred Shares is sold (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

(b) Preferred Dividends. Until such time as each holder of Series B Preferred Shares has received Recoupment in full, each such holder shall be entitled to receive from the Company an annual, cumulative cash dividend (the "*Preferred Dividend*"), out of the Company's cash legally available for distribution, after giving effect to the payment of all current expenses and obligations ("*Distributable Cash*"), if any, in accordance with the following schedule:

(i) no Preferred Dividends shall cumulate or be required to be paid in calendar years 2016, 2017 or 2018; and

(ii) beginning with calendar year 2019, and through and including calendar year 2023, Preferred Dividends shall cumulate at the rate of two and one-half percent (2.5%) of the Purchase Price per annum, for aggregate Preferred Dividends of twelve and one-half percent (12.5%).

Preferred Dividends shall be declared and paid semi-annually to the maximum extent allowed by the availability of Distributable Cash, but if none is available in any calendar year, then such Preferred Dividends shall cumulate and be payable out of Distributable Cash in successive calendar years until paid in full. In the event of any liquidation or winding-up of the Company, the Company shall, prior to making any payment or distribution to any holders of the Common Stock, pay to the holders of Class B Preferred the entire amount of their Recoupment, together with all cumulated Preferred Dividends.

(c) Conversion. The Series B Preferred Shares have the following rights and obligations with respect to the conversion of the Series B Preferred Shares into shares of Common Stock (the "*Conversion Rights*"):

(i) Required and Optional Conversion. The conversion of the Series B Preferred Shares shall convert either at the option of the holders of such shares and upon the payment to the Series B Preferred Shareholder of the Preferred Dividend and Recoupment payments as follows:

Subject to and in compliance with the provisions of this Section 4(c), any shares of Series B Preferred Shares may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series B Preferred Shares shall be entitled upon conversion shall be the product obtained by multiplying the "*Series B Preferred Shares Conversion Rate*" then in effect (determined as provided in Section 4(c)(ii) by the number of shares of Series B Preferred Shares being converted by such holder).

Subject to and in compliance with the provisions of this Section 4(c), all shares of Series B Preferred Shares will automatically convert to Common Shares upon the payment of the Recoupment and Preferred Dividend. For purposes of the automatic conversion any payment to a Series B shareholder shall be applied first to the Preferred Dividend of any shares held by the shareholder. Payments made after all Preferred Dividends have been made shall apply to the Recoupment and shall be attributed to individual shares and not to the total shares such that automatic conversion will occur and full Recoupment be considered to have occurred in accordance with the following calculation: shares automatically converted equals the total Recoupment payment made divided by the *Series B Preferred Shares Conversion Rate*.

(ii) Series B Preferred Shares Conversion Rate. The conversion rate in effect at any time for conversion of the Series B Preferred Shares (the "*Series B Preferred Shares Conversion Rate*") shall be the quotient obtained by dividing the Original Issue Price of the Series B Preferred Shares by the "Series B Preferred Shares Conversion Price," calculated as provided in Section 4(c)(iii).

(iii) Series B Preferred Shares Conversion Price. The conversion price for the Series B Preferred Shares shall initially be the Original Issue Price of the Series B Preferred Shares (the "*Series B Preferred Shares Conversion Price*"). Such initial Series B Preferred Shares Conversion Price shall be adjusted from time to time in accordance with this Section 4(c). All references to the Series B Preferred Shares Conversion Price herein shall mean the Series B Preferred Shares Conversion Price as so adjusted.

(iv) Mechanics of Conversion. Each holder of Series B Preferred Shares whose shares are converted into shares of Common Stock pursuant to this Section 4(c) shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series B Preferred Shares, and written notice to the Corporation or the Shareholder shall be given. Such notice shall state the number of shares of Series B Preferred Shares being converted. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash (at the Common Stock's fair market value determined by the Board of Directors as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series B Preferred Shares. Conversion by election shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series B Preferred Shares to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date. Automatic conversion shall be deemed to be effective upon the payment of the Recoupment and the Series B Preferred Shareholder shall deliver the Series B Preferred share certificate representing the Series B Preferred Shareholder that have been converted to the Company to be cancelled and the Company shall deliver a common stock certificate evidencing the converted shares. Whether or not any notice issues prior to a vote any converted Series B Shares shall not be voted with the Series B Preferred shares, as a class, but must vote as Common Shares. All Preferred Dividends that have accrued on the Series B Preferred Shares prior to any conversion shall continue to be payable by the Corporation.

(v) Adjustment for Stock Splits and Combinations. If at any time or from time to time on or after the date that the first share of Series B Preferred Shares is issued (the "*Original Issue Date*") the Corporation effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series B Preferred Shares, the Series B Preferred Shares Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Corporation combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series B Preferred Shares, the Series B Preferred Shares Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(c)(v) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(vi) Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time on or after the Original Issue Date the Corporation pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock without a corresponding dividend or other distribution to holders of Preferred Stock, the Series B Preferred

Shares Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(A) The Series B Preferred Shares Conversion Price shall be adjusted by multiplying the Series B Preferred Shares Conversion Price then in effect by a fraction equal to:

(aa) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance; and

(bb) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(B) If the Corporation fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series B Preferred Shares Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(C) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series B Preferred Shares Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series B Preferred Shares Conversion Price shall be adjusted pursuant to this Section 4(c)(vi) to reflect the actual payment of such dividend or distribution.

(vii) Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series B Preferred Shares is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 4(c), in any such event each holder of Series B Preferred Shares shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Series B Preferred Shares could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4(c) with respect to the rights of the holders of Series B Preferred Shares after the capital reorganization to the end that the provisions of this Section 4(c) (including adjustment of the Series B Preferred Shares Conversion Price then in effect and the number of shares issuable upon conversion of the Series B Preferred Shares) shall be applicable after that event and be as nearly equivalent as practicable.

(viii) Sale of Shares Below Series B Preferred Shares Conversion Price.

(A) If at any time or from time to time on or after the Original Issue Date the Corporation issues or sells, or is deemed by the express provisions of this Section 4(c)(viii) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Section 4(c)(v), Section 4(c)(vi) or Section 4(c)(vii) above, for an Effective Price (as defined below) less than the then effective Series B Preferred Shares Conversion Price (a "*Qualifying Dilutive Issuance*"), then and in each such case, the then existing Series B Preferred Shares Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Series B Preferred Shares Conversion Price in effect immediately prior to such issuance or sale by a fraction equal to:

(aa) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration (as defined below) received or deemed received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such then-existing Series B Preferred Shares Conversion Price; and

(bb) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Series B Preferred Shares could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(B) No adjustment shall be made to the Series B Preferred Shares Conversion Price in an amount less than one cent per share. Any adjustment required by this Section 4(c)(viii) shall be rounded to the nearest one cent ($0.01) per share. Any adjustment otherwise required by this Section 4(c)(h) that is not required to be made due to the preceding two sentences shall be included in any subsequent adjustment to the Series B Preferred Shares Conversion Price.

(C) For the purpose of making any adjustment required under this Section 4(c)(viii), the aggregate consideration received by the Corporation for any issue or sale of securities (the "*Aggregate Consideration*") shall be defined as: (A) to the extent it consists of cash, be computed at the gross amount of cash received by the Corporation before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale and without deduction of any expenses payable by the Corporation, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board of Directors, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or

options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(D) For the purpose of the adjustment required under this Section 4(c)(viii), if the Corporation issues or sells (x) Preferred Stock or other stock, options, warrants, purchase rights or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "*Convertible Securities*") or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities, and if the Effective Price of such Additional Shares of Common Stock is less than the Series B Preferred Shares Conversion Price, in each case the Corporation shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such rights or options or Convertible Securities plus:

(aa) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights or options; and

(bb) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of anti-dilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

(cc) If the minimum amount of consideration payable to the Corporation upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of anti-dilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities.

(dd) No further adjustment of the Series B Preferred Shares Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Series B Preferred Shares Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be

readjusted to the Series B Preferred Shares Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise, plus the consideration, if any, actually received by the Corporation for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of Series B Preferred Shares.

(E) For the purpose of making any adjustment to the Conversion Price of the Series B Preferred Shares required under this Section 4(c)(viii), "*Additional Shares of Common Stock*" shall mean all shares of Common Stock issued by the Corporation or deemed to be issued pursuant to this Section 4(c)(viii) (including shares of Common Stock subsequently reacquired or retired by the Corporation) in excess of 76,491,867 (seventy six million, four hundred ninety one thousand, eight hundred and sixty seven) shares of common stock, other than:

(aa) shares of Common Stock issued upon conversion of the Series B Preferred Shares;

(bb) shares of Common Stock or Convertible Securities issued after the Original Issue Date to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board of Directors;

(cc) shares of Common Stock issued pursuant to the exercise of Convertible Securities outstanding as of the Original Issue Date;

(dd) shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board of Directors;

(ee) shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board of Directors;

(ff) any Common Stock or Convertible Securities issued in connection with strategic transactions involving the Corporation and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements; provided that the issuance of shares therein has been approved by the Board of Directors; and

(gg) shares with respect to which the holders of a majority of the outstanding shares of Series B Preferred Shares, voting together as a separate class on an as-if-converted to Common Stock basis, have waived the anti-dilution rights provided for in this Section 4(c)(viii) .

References to Common Stock in the subsections of this clause Section 4(c)(viii)(E) above shall mean all shares of Common Stock issued by the Corporation or deemed to be issued pursuant to this Section 4(c)(viii). The "*Effective Price*" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under this Section 4(c)(viii) , into the Aggregate Consideration received, or deemed to have been received by the Corporation for such issue under this Section 4(c)(viii), for such Additional Shares of Common Stock. In the event that the number of shares of Additional Shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

(F) In the event that the Corporation issues or sells, or is deemed to have issued or sold, Additional shares of Common Stock in a Qualifying Dilutive Issuance (the "*First Dilutive Issuance*"), then in the event that the Corporation issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a "*Subsequent Dilutive Issuance*"), then and in each such case upon a Subsequent Dilutive Issuance the Series B Preferred Shares Conversion Price shall be reduced to the Series B Preferred Shares Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(ix) Certificate of Adjustment. In each case of an adjustment or readjustment of the Series B Preferred Shares Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series B Preferred Shares, if the Series B Preferred Shares is then convertible pursuant to this Section 4(c), the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series B Preferred Shares so requesting at the holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Corporation for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series B Preferred Shares Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series B Preferred Shares. Failure to request or provide such notice shall have no effect on any such adjustment.

(x) Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any merger, consolidation, reorganization, or the sale or lease of all or substantially all of the assets of the Corporation, reorganization or transaction resulting in a change in control or the issuance to any person of securities which, if fully diluted, would represent in excess of twenty-five percent (25%) of the total capital stock of the Corporation then outstanding on a fully-diluted basis or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series B Preferred Shares at least ten (10) days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Series B Preferred Shares) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such transaction or event is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such transaction or event.

(xi) Additional Automatic Conversion.

(A) Each share of Series B Preferred Shares shall automatically be converted into shares of Common Stock, based on the then-effective Series B Preferred Shares Conversion Rate, at any time upon the affirmative election of the holders of a Super-Majority Vote of the Series B Preferred Shares.

(B) Upon the occurrence of the event specified in Section 4(c)(xi)(A) above, the outstanding shares of Series B Preferred Shares shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series B Preferred Shares are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series B Preferred Shares, the holders of Series B Preferred Shares shall surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Series B Preferred Shares. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series B Preferred Shares surrendered were convertible on the date on which such automatic conversion occurred.

(xii) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series B Preferred Shares. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series B Preferred Shares by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board of Directors) on the date of conversion.

(xiii) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Shares, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Shares. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Shares, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(xiv) Notices. Any notice required by the provisions of this Section 4(c) shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

(xv) Payment of Taxes. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Shares, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Shares so converted were registered.

(d) Voting Rights.

(i) Except as otherwise set forth, each holder of Series B Preferred Shares shall be entitled to one vote per Series B Share held by such holder on any matter properly put before the Corporation's shareholders, together with the holders of Common Stock as a single class, not as a separate series, and on an as-converted basis.

(ii) Until each holder of Series B Preferred Shares has received all Preferred Dividends required by Section 4(b), and the full amount of the Recoupment required by Section 4(a), the affirmative vote of at least seventy-five percent (75%) of all Series B Preferred Shares,

(a "*Super-Majority Vote*"), voting as one class, the Corporation shall not take any action in respect of any matter which would (or is reasonably likely to) result in any of the following:

(A) a change in any material provision of the Corporation's Articles of Incorporation, the Bylaws of the Corporation or other documents governing the Corporation, or the taking of any action which has the effect of modifying such documents;

(B) the creation of any new class of debt or equity security by the Corporation, or any change in the rights or benefits conferred, or obligations imposed, by any class of debt or equity security of the Corporation, whether or not such class exists as of the date of this Agreement;

(C) the creation, renewal or replenishment of any stock grant, stock option, phantom equity or other similar incentive plan for the benefit of employees, contractors or directors of the Corporation or any affiliate thereto;

(D) the redemption or repurchase of any security, or repayment or guaranty of any indebtedness (other than in the ordinary course), prior to the payment of all amounts owed in respect of the Series B Preferred Shares;

(F) the entry of the Corporation into any merger, consolidation, reorganization, or the sale or lease of all or substantially all of the assets of the Corporation, reorganization or transaction resulting in a change in control or the issuance to any person of securities which, if fully diluted, would represent in excess of twenty-five percent (25%) of the total capital stock of the Corporation then outstanding on a fully-diluted basis;

(G) the winding up, liquidation or dissolution of the Corporation, the making of any assignment for the benefit of creditors, or the commencement of any bankruptcy, reorganization, arrangement, moratorium or the other debtor relief proceedings, by the Corporation; or

(H) any material deviation by the Corporation of any items which were previously approved by a required Super-Majority Vote.

(e) <u>No Reissuance of Series B Preferred Shares</u>. No share or shares of Series Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

ARTICLE V - NO PREEMPTIVE RIGHTS

No preemptive rights to acquire additional securities issued by the Corporation shall exist with respect to shares of stock or securities convertible into shares of stock of the Corporation.

ARTICLE VI - NO CUMULATIVE VOTING

At each election for directors, every stockholder entitled to vote at such election has the right to vote in person or by proxy the number of shares held by such stockholder for as many persons as there are directors to be elected by each class of shares. No cumulative voting for directors, however, shall be permitted.

ARTICLE VII - BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed under the direction of a Board of Directors which shall consist of not less than one person. The qualifications of the Directors shall be provided in the Bylaws of the Corporation. The Board of Directors shall be made up of at least 8 (eight) total members and no more than 9 (nine) total members. Two (2) of the Directors shall be elected by a vote of the Series B Preferred Shares voting as a class. The remaining Directors shall be elected by a vote of the Common Stockholders voting as a class.

ARTICLE VIII - BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws or adopt new Bylaws. Nothing herein shall deny the concurrent power of the stockholders to adopt, alter, amend or repeal the Bylaws.

ARTICLE IX - LIMITATION OF DIRECTORS' LIABILITY

A director shall have no liability to the Corporation or its stockholders for monetary damages for conduct as a director, except for acts or omissions that involve intentional misconduct by the director, or a knowing violation of law by the director, or for conduct violating NRS 78.138(7), or for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If Nevada General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted by Nevada General Corporation Law as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.

ARTICLE X - INDEMNIFICATION

Section 1. Right to Indemnification. Each person (including here and hereinafter, the heirs, executors, administrators or estate of such person) (1) who is or was a director or officer of the Corporation or who is or was serving at the request of the Corporation in the position of a director, officer, trustee, partner, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, or (2) who is or was an agent or employee (other than an officer) of the Corporation and as to whom the Corporation has agreed to grant such indemnity, shall be indemnified by the Corporation as of right to the fullest extent permitted or authorized by current or future legislation or by current or future judicial or administrative decision (but, in the case of any future legislation or decision, only to the extent that it permits the Corporation to provide broader indemnification rights than permitted prior to the legislation or decision), against all fines, liabilities, settlements, costs and expenses, including attorneys' fees, asserted against him or incurred by him in his capacity as such director, officer, trustee, partner, agent or

employee, or arising out of his status as such director, officer, trustee, partner, agent or employee.

The foregoing right of indemnification shall not be exclusive of other rights to which those seeking indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and any such person against any such fine, liability, cost or expense, including attorney's fees, whether or not the Corporation would have the legal power to directly indemnify him against such liability.

Section 2. Advances. Costs, charges and expenses (including attorneys' fees) incurred by a person referred to in Section 1 of this Article X in defending a civil or criminal suit, action or proceeding may be paid (and, in the case of directors and officers of the Corporation, shall be paid) by the Corporation in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this Article X, and upon satisfaction of other conditions established from time to time by the Board of Directors or which may be required by current or future legislation (but, with respect to future legislation, only to the extent that it provides conditions less burdensome than those previously provided).

Section 3. Savings Clause. If this Article X or any portion of it is invalidated on any ground by a court of competent jurisdiction, the Corporation shall nevertheless indemnify each director and officer of the Corporation to the fullest extent permitted by all portions of this Article VI that has not been invalidated and to the fullest extent permitted by law.

Effective Date. The effective date of these Amended and Restated Articles of Incorporation shall be the close of business on December 1, 2016.

The undersigned, being the President of Bamboo Ecologic Corporation, for the purpose of amending and restating the Articles of Incorporation of the Corporation, does make this certificate, hereby declaring and certifying that this is my act and deed as the lawful President of the Corporation, and that the facts herein stated are true.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of December, 2016.

BAMBOO ECOLOGIC CORPORATION

By: ______________________________
Carole L. Branovan
President